January 22, 2020

Lorenzo Barracco
Chairman and CEO
Mystic Holdings, Inc.
4145 Wagon Trail Avenue
Las Vegas, NV 89118

       Re: Mystic Holdings, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed January 3, 2020
           File No: 024-11093

Dear Mr. Barracco :

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2019 letter.

Amendment No. 2 to Form 1-A

Cover Page

1. Please revise the third paragraph to note potential uncertainties concerning your ability to complete the share exchange, conduct an IPO in Canada, and obtain a Canadian Securities
      Exchange listing. With respect to the share exchange, revise to highlight the irrevocable proxy that investors must give in order to subscribe to this offering and indicate, if true, that U.S. investors would receive a special class of common stock that would be different from the class of shares that the merged company would seek to list on the Canadian
      Securities Exchange.
 Lorenzo Barracco
FirstName LastNameLorenzo Barracco
Mystic Holdings, Inc.
Comapany NameMystic Holdings, Inc.
January 22, 2020
Page 2
January 22, 2020 Page 2
FirstName LastName
Our Company, page 1

2. Please revise to explain and provide support for the following product claims made on pages 1 through 3:
           consumers are provided with a "clean and effective product";
           you mass produce "medically precise" cannabis products; and you are best known for your "medically precise homogenization" of edibles.
Our Proposed Expansion of a Retail Channel and Planned Dispensaries, page 3

3. Please revise to clarify whether you will rely on offering proceeds to close one or both acquisitions. Also indicate whether you would purchase one of the two dispensaries if you were to raise less than a certain dollar amount and identify such dispensary.
4. Please revise to explain where you are in the planning stages for the Convention Center
         Drive Dispensary. In particular, revise to indicate whether you own or lease the land for the dispensary and discuss the funding needed to build a mega-dispensary. To the extent that you do not have funding or agreements in place to build such facility, please also explain to us why you believe it is appropriate to highlight plans for this dispensary in the
         Offering Summary.
Selected Risks Associated with Our Business, page 5

5. Please revise to highlight risks relating to the regulation and legal status of your products under the Controlled Substances Act of 1970.
The Share Exchange Transaction, page 8

6. Please disclose the date by which Qualcan Canada must achieve public trading status to avoid triggering the issuance of warrants to purchase shares of Mystic common stock.
7. Please revise your disclosure in the first paragraph on page 8 to explain how the two classes of shares are "essentially identical." With reference to Schedule C and page 10 of the Share Exchange Agreement, also discuss the "special rights and restrictions"
         applicable to the Class A common shares to be held by U.S. shareholders. Also briefly discuss why it would be important for Qualcan Canada to maintain foreign private issuer status.
Our Business
Employees, page 46

8. With reference to your disclosures on F-14 and F-29, please disclose the number of leased employees and explain the terms of your agreements with entities affiliated with your executive officers and directors.
 Lorenzo Barracco
FirstName LastNameLorenzo Barracco
Mystic Holdings, Inc.
Comapany NameMystic Holdings, Inc.
January 22, 2020
Page 3
January 22, 2020 Page 3
FirstName LastName
Executive Compensation, page 53

9. Please update the executive compensation section to include information for the fiscal year ended December 31, 2019.
8% Convertible Debentures, page 57

10. Please revise Part I, Item 6 and Part II, Items 12 and 13 to reflect your 2019 Private
         Placements.
Balance Sheet, page F-4

11. Please revise to present current maturities of long-term debt within current liabilities.
12. We note the financial statements for the years ended December 31, 2018 and 2017 have been restated. Please disclose on the face of the financial statements that they have been restated, and disclose in a note the nature and amounts of the restatements as required by paragraph 7 of ASC 250-10-50.
Note 17 Subsequent Events, page F-19

13. We read that you have evaluated subsequent events through December 28, 2019.
         However, your report is dated December 30, 2019. Please explain to us and clarify in the filing why you did not evaluate subsequent events through the date of your audit report.
14. Please disclose the nature of the purchase price for the two acquisitions (e.g. cash, note receivable, stock).
Supplemental Information, page F-21

15. Please explain the nature and components of the expense item "280E Allocation".
Financial Statements of Mystic Holdings for the Six Months Ended 6/30/19, page F-24

16. In the statement of cash flows for June 30, 2019, revise the amount of cash at the beginning of the year to agree with the balance sheet at December 31, 2018.
Unaudited Pro Forma Financial Information, page F-83

17. We see the pro forma information is presented as though the two business acquisitions were a pooling of interests. However, you have acquired two separate businesses that are distribution facilities, each of which should be accounted for as a business acquisition.
         Please revise to present the acquisitions of two businesses in accordance with Article 11 of Regulation S-X. Present separate pro forma adjustments to reflect the purchase accounting for each acquisition, and explain each adjustment in a footnote. See Item
         (b)(7)(iv) of Part F/S.
 Lorenzo Barracco
FirstName LastNameLorenzo Barracco
Mystic Holdings, Inc.
Comapany NameMystic Holdings, Inc.
January 22, 2020
Page 4
January 22, 2020 Page 4
FirstName LastName
18. Please revise to present a pro forma income statement for the periods required by Rule 8-
         05 of Regulation S-X, which would include the year ended December 31, 2018.
Exhibits

19.      Please file the letter of intent referenced on page 8.
General

20. Please give us your analysis on whether Qualcan Canada should be listed as a co-issuer in this offering given the relationship between Mystic Holdings and Qualcan Canada. To this end we note that (i) the Share Exchange Agreement was executed and
(ii) Qualcan Canada
         extended a non-interest bearing bridge loan to fund your interim working capital and transaction expenses. In responding to this comment, please also address Section 9 of the
         Subscription Agreement, as discussed in Comment 21 below.
21. Please provide us with your analysis as to whether this offering also represents the offer and sale of the Qualcan Canada shares to be issued in connection with the Share Exchange to investors in this offering. We note that by executing the subscription agreement investors in this offering appear to be agreeing to be irrevocably bound to exchange the
         Mystic Holding shares they are purchasing for the Qualcan Canada shares to be issued in connection with the Share Exchange. See Section 9 of the draft Subscription Agreement.
         As such, investors appear to be making an investment decision at the time of entry into the subscription agreement as to both the Mystic Holdings shares and the Qualcan Canada shares.
22. Please tell us what exemption from registration Qualcan Canada intends to use for the
         Share Exchange. Per the Share Exchange Agreement, it appears that Rule 506(b) of
         Regulation D is proposed. As it is likely you will have more than 35 non-accredited investors following the completion of this offering, please tell us how 506(b) would be available for the Share Exchange. In responding to this comment, please address the availability of the Rule 506(b) exemption in light of Comment 21 above.
23. You indicate that Qualcan Canada intends to have two classes of shares and that this dual class structure is "designed to maintain the `foreign private issuer' status of Qualcan
         Canada." Please provide us with your analysis on how Qualcan Canada will be a foreign private issuer following the Share Exchange.
 Lorenzo Barracco
FirstName LastNameLorenzo Barracco
Mystic Holdings, Inc.
Comapany NameMystic Holdings, Inc.
January 22, 2020
Page 5
January 22, 2020 Page 5
FirstName LastName
        You may contact Jeanne Bennett at (202) 551-3606 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Edwards at (202) 551-6761 or Joseph McCann at (202) 551-
6262 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Spencer G. Feldman, Esq.